
07006643

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL
RECEIVED
MAR 3 0 2007
WASH., D.C.
PROCESSING
209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue
(No. and Street)

New York (City) **NY** (State) **10017** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone **(212) 444-6269**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue (Address) **New York** (City) **NY** (State) **10154** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AFFIRMATION

I, Angelo Bulone, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplementary schedules pertaining to ITG Inc. and Subsidiary for the year ended December 31, 2006 are true and correct. I further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Managing Director, Controller

Title



Notary Public

MAGALLY ROSARIO
NOTARY PUBLIC, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2009



KPMG LLP
345 Park Avenue
New York, NY 10154


SEC MAIL
RECEIVED
PROCESSING
MAR 3 0 2007
SECTION

INDEPENDENT AUDITORS' REPORT

Board of Directors
ITG Inc. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of ITG Inc. and Subsidiary (the "Company") (a wholly owned subsidiary of Investment Technology Group, Inc.) as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of ITG Inc. and Subsidiary as of December 31, 2006, in conformity with U.S generally accepted accounting principles.

KPMG LLP

March 30, 2007

ITG INC. AND SUBSIDIARY

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Consolidated Statement of Financial Condition

December 31, 2006

(In thousands, except share amounts)

Assets		
Cash and cash equivalents	$	201,885
Cash restricted or segregated under regulations and other		2,656
Securities owned, at fair value		6,357
Receivables from brokers, dealers and other, net		30,477
Goodwill		83,738
Other intangibles (net of amortization of $742)		8,669
Due from Parent and affiliates		66,386
Deferred tax assets		13,565
Other assets		4,136
Total assets	$	417,869
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	99,918
Payables to brokers, dealers and other		7,447
Securities sold, not yet purchased, at fair value		131
Due to affiliates		7,218
Total liabilities		114,714
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 10,000 shares authorized, issued and outstanding		—
Additional paid-in capital		133,501
Retained earnings		169,654
Total stockholder's equity		303,155
Total liabilities and stockholder's equity	$	417,869

See accompanying notes to Consolidated Statement of Financial Condition.

ITG INC. AND SUBSIDIARY

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Notes to Consolidated Statement of Financial Condition

(Dollars in thousands, unless otherwise stated)

(1) Organization and Basis of Presentation

The Consolidated Statement of Financial Condition of ITG Inc. and Subsidiary (the "Company") include the accounts of ITG Inc. ("ITG"), a United States ("U.S.") broker-dealer in equity securities registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"), its wholly-owned subsidiary, ITG Capital, Inc. ("ITG Capital"), and Block Alert LLC ("BLOCKalert"), a 50% owned joint venture (see Note 5, "*Affiliate Equity Transactions*"). The Company is a wholly-owned subsidiary of Investment Technology Group, Inc. (the "Parent"). The Consolidated Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"). All material intercompany balances and transactions have been eliminated in consolidation. The Consolidated Statement of Financial Condition reflect all adjustments, which are in the opinion of management, necessary for the fair presentation of results.

The Company is engaged in a single line of business as a securities broker providing equity trading and quantitative research services to institutional investors, brokers, money managers and alternative investment funds in the U.S. As a full service trade execution firm, the Company uses technology to increase the effectiveness and lower the cost of trading.

The Company generates commission revenues on a "per transaction" basis for all orders executed. Orders are delivered to the Company via its "front-end" software products which include, Triton, Radical, Channel ITG, and ITG WebAccess, as well as other vendors' front-ends and direct computer-to-computer links to customers. Orders may be executed on or through (1) POSIT, (2) our algorithmic servers, (3) NYSE, (4) the American Stock Exchange, (5) certain regional exchanges, (6) NASDAQ, (7) market makers, (8) electronic communication networks ("ECNs"), systems which trade equity securities and (9) third party alternative trading systems ("ATSs").

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Statement of Financial Condition represents the consolidation of the accounts of the Company and its subsidiary that are consolidated in conformity with U.S. GAAP. All intercompany accounts and transactions have been eliminated in consolidation. The Company accounts for investments in unconsolidated companies (generally 20 to 50 percent ownership), in which the Company has the ability to exercise significant influence but has neither a controlling interest nor is the primary beneficiary, under the equity method. Investments in entities in which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under certain criteria indicated in Financial Accounting Standards Board ("FASB") Interpretation No. 46R ("FIN 46R"), *Consolidation of Variable Interest Entities*, the Company would consolidate a partially-owned affiliate when it has less than a 50% ownership if the Company were the primary beneficiary of that entity. At the present time, the Company has no interests in variable interest entities.

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, securities owned and securities sold, not yet purchased, and certain receivables, are carried at market value, estimated fair value or contracted amounts which approximate fair value due to the short period to maturity or repricing characteristics. Similarly, liabilities are carried at amounts approximating fair value.

Securities Transactions

Receivables from brokers, dealers and other, net consist primarily of commissions receivable, amounts receivable for securities transactions that have not yet reached their contractual settlement date and receivables from customers arising from the Company's prepayment of soft dollar research, net of an allowance for doubtful accounts, which is determined based upon management's estimate of the collectibility of such receivables. Payables to brokers, dealers and other primarily consist of payables due to clients and brokers for unsettled trade activity. Commission revenues and related expenses for all securities transactions are recorded on a trade date basis. The Company clears all securities transactions through its clearing broker, Jefferies & Company, Inc., on a fully disclosed basis.

Securities owned, at fair value at December 31, 2006 consists primarily of highly liquid, mutual fund investments and common stock. Securities sold, not yet purchased, at fair value consists of common stock.

Marketable securities owned are valued using market quotes from third parties.

Stock-Based Compensation

Effective January 1, 2006, the Parent adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share Based Payment*, using the modified prospective transition method. Since the Parent had previously accounted for stock-based compensation plans under SFAS 123, adoption did not have a material impact on our Consolidated Statement of Financial Condition.

Soft Dollar Programs

The Company permits institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as soft dollar arrangements. At December 31, 2006, the net prepaid soft dollar research balance was $7,266 and the accrued soft dollar research payable balance was $26,246, which are included in receivables from brokers, dealers and other and accounts payable and accrued expenses, respectively, in the Consolidated Statement of Financial Condition.

(Dollars in thousands, unless otherwise stated)

Goodwill and Other Intangibles

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is required to be assessed no less than annually for impairment. An impairment loss is indicated if the estimated fair value of a reporting unit is less than its net book value. In such a case, the impairment loss is calculated as the amount by which the carrying value of goodwill exceeds the implied fair value of goodwill. Other intangibles with definite lives are amortized over their useful lives and are assessed annually for impairment pursuant to the provisions of SFAS No. 142 and SFAS No. 144, *Accounting for Long Lived Assets and for Long Lived Assets to be Disposed Of.*

Premises and Equipment

The Parent records all fixed assets, leasehold improvements and related accumulated depreciation and amortization on behalf of the Company on its Consolidated Statement of Financial Condition. Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets, which are generally three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the related assets or the non-cancelable lease term.

Income Taxes

The Company is included in the consolidated federal, state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis. The Parent also contributes capital to the Company as a result of tax benefits derived from the exercise of the Parent's stock options by the Company's employees. These tax benefits have been reflected as capital contributions from Parent in the Consolidated Statement of Financial Condition.

Income taxes are accounted for on the asset and liability method. Deferred tax assets and liabilities, if any are recognized for the future tax consequences attributable to differences between the Consolidated Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance, if any is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

(3) Cash Restricted or Segregated Under Regulations and Other

Cash restricted or segregated under regulations and other represents a segregated account maintained by the Company's clearing broker for the benefit of customers under certain directed brokerage arrangements.

(4) Acquisitions

On February 1, 2005, the Company along with certain affiliates acquired the Morgan Stanley Capital International Inc. ("MSCI") and BARRA Inc. ("Barra") 50% ownership interest in the POSIT Joint Venture (the "POSIT transaction") for an initial payment of $80,413 plus a contingent component payable over 10 years (equal to 1.25% of the revenues from the business of the POSIT Joint Venture). The Company's total contingent component of the purchase price approximated $12,736, which included an accelerated one-time final payment of $10,431 in September 2006, as was permissible under the terms of the agreement, to satisfy the future contingent obligation. The total $93,149 (of which $81,272 was paid in 2005 and $11,877 was paid in 2006) purchase price was allocated to intangible assets $9,411 and goodwill $83,738.

(Dollars in thousands, unless otherwise stated)

As a result of the POSIT transaction the Company along with certain affiliates became the owner of all rights, title and interest, including all proprietary software of the POSIT Joint Venture.

(5) Affiliate Equity Transactions

BLOCKalert Joint Venture

On August 16, 2006, the Company entered into a joint venture with Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill") to form BLOCKalert, a global block order crossing service by partnering Merrill's global distribution with the Company's technology-enabled trading. This service will provide an expanded, singular liquidity pool for block orders utilizing our POSIT crossing network and will be available in the U.S. As with all of the Company's POSIT crossing systems, it will be independent and anonymous.

The Company contributed technology to the joint venture totaling $1,176, of which $964 was contributed by the Parent to the Company.

The Company's 50% interest in the joint venture is being accounted for under the equity method of accounting, which is included in other assets in the Consolidated Statement of Financial Condition.

(6) Securities Owned and Securities Sold, Not Yet Purchased

The following is a summary of securities owned and securities sold, not yet purchased, at fair value as of December 31, 2006.

	Securities Owned	Securities Sold, Not Yet Purchased
Mutual fund investments	$ 6,152	$ -
Corporate stock	205	131
Total	$ 6,357	$ 131

(7) Receivables from and Payables to Brokers, Dealers and Other

The following is a summary of receivables from and payables to brokers, dealers and other, net as of December 31, 2006.

	Receivables from	Payables to
Clearing broker	$ 15,256	$ -
Customers	8,311	7,447
Prepaid soft dollar research	8,754	-
Allowance for doubtful accounts	(1,844)	-
Total	$ 30,477	$ 7,447

(Dollars in thousands, unless otherwise stated)

(8) Goodwill and Other Intangibles

In accordance with SFAS No. 142, goodwill is assessed no less than annually for impairment. During the year ended December 31, 2006, no goodwill was deemed impaired and accordingly, no write-off was required. Other intangibles with definite lives, continue to be amortized over their useful lives and are assessed annually for impairment pursuant to the provisions of SFAS No. 142 and SFAS No. 144.

(9) Accounts Payable and Accrued Expenses

The following is a summary of accounts payable and accrued expenses at December 31, 2006.

Accrued soft dollar research payables	$	26,246
Deferred compensation		23,863
Accrued compensation and benefits		23,146
Accrued commission rebate		5,353
Other accrued expense		21,310
Total	$	99,918

(10) Income Taxes

For the year ended December 31, 2006, the Company's operations were included in the consolidated federal income tax return of the Parent. The Company accounts for income taxes as if it were a separate entity.

Amounts due for income taxes are payable to the Parent and are netted in due from Parent and affiliates on the Consolidated Statement of Financial Condition at December 31, 2006.

Deferred income taxes are provided for temporary differences in reporting certain items, and give rise to a net deferred tax asset of $13,565 as of December 31, 2006. Temporary differences that give rise to a significant portion of net deferred tax assets are as follows:

Deferred tax assets		
Deferred compensation	$	10,010
Depreciation and amortization		3,144
Allowance for doubtful accounts		773
Stock based compensation		3,469
Other		155
Total deferred tax assets		17,551
Deferred tax liabilities		
Goodwill and other intangibles		(3,986)
Total deferred tax liabilities		(3,986)
Net deferred tax assets	$	13,565

(Dollars in thousands, unless otherwise stated)

At December 31, 2006, management believes that it is more likely than not that future reversals of existing taxable temporary differences and anticipated future taxable income will be sufficient to realize the gross deferred tax assets.

(11) Employee Benefit and Stock Plans

Equity Plan

At December 31, 2006, the Parent had an equity plan for employees of the Company. Under the Amended and Restated 1994 Stock Option and Long-term Incentive Plan (the "1994 Plan"), awards to purchase 8,554,730 shares of the Parent's common stock are reserved for issuance under the 1994 Plan. Shares of common stock, which are attributable to awards which have expired, terminated or been canceled or forfeited during any calendar year, are generally available for issuance or use in connection with future awards during such calendar year. Stock options that have been granted under the 1994 Plan are exercisable on dates through October 2011. The 1994 Plan will remain in effect until March 31, 2007, unless sooner terminated by the Board of Directors of the Parent. After this date, no further awards shall be granted, but previously granted awards shall remain outstanding in accordance with their applicable terms and conditions, as stated in the 1994 Plan.

Under the 1994 Plan, in addition to time-based option awards, the Parent is permitted to grant performance based stock options. In 2006, the Parent did not grant any such awards. During 2006, the Parent granted 161,656 shares of time-based stock options to select employees of the Company that cliff-vest on the third anniversary of the date of grant. The performance based options cliff-vest at the end of the three-year performance period and could result in no options actually being issued as a result of not meeting the three-year performance metric.

Under the 1994 Plan, the Parent is permitted to grant restricted share awards. In 2006, certain employees of the Company were granted 128,141 restricted shares that either vest in whole contingent upon employment on the third anniversary of this grant or cliff-vest after three years in whole or in part only if consolidated cumulative pre-tax profits of the Parent reaches certain levels (i.e., performance restricted stocks).

Stock Unit Award Program

Effective January 1, 1998, selected members of senior management and key employees participated in the Stock Unit Award Program (the "SUA Program"), a mandatory tax-deferred compensation program established under the 1994 Plan. Under the SUA Program, and as amended January 1, 2006, all employees earning total compensation per annum of $200 have the option to participate. The amended SUA Program defers receipt (and thus taxation) on a graduated portion of the participants' compensation for units representing the Parent's common stock equal in value to 120% of the compensation deferred. The units representing 100% of the total compensation deferred are at all times fully vested and non-forfeitable; however, the units are restricted to settlement to common shares distributed in whole on the third anniversary of the deferral. The match representing the 20% excess over the amount actually deferred by the participants is contingent only upon employment with the Company and cliff-vests 100% on the third anniversary of the match.

During the year ended December 31, 2006, 180,714 units were granted to the Company's employees in the SUA Program, and 124,301 shares of the Parent's common stock were issued in connection with the SUA Program.

Employee Benefit Plans

All employees of the Company are eligible to participate in the Investment Technology Group, Inc. Retirement Savings Plan ("RSP") and the Investment Technology Group, Inc. Money Purchase Pension Plan ("MPP"). On January 16, 2007, the MPP merged into the RSP. The Plans include all eligible compensation (base salary, bonus, commissions, options and overtime) up to the Internal Revenue Service annual maximum, or $220 for the year ended December 31, 2006. The Plans' features include a guaranteed Company contribution of 3% of eligible pay

(Dollars in thousands, unless otherwise stated)

to be made to all eligible employees regardless of participation in the Plans, a discretionary Company contribution based on the Parent's total consolidated profits between 0% and 8% of eligible compensation regardless of participation in the Plans, and a Company matching contribution of 66⅔% of voluntary employee contributions up to a maximum of 6% of eligible compensation per year.

In November 1997, the Board of Directors of the Parent approved the ITG Employee Stock Purchase Plan ("ESPP"). The ESPP became effective February 1, 1998 and allows all full-time employees to purchase the Parent's common stock at a 15% discount through automatic payroll deductions. The ESPP is qualified as an employee stock purchase plan under Section 423 of the Internal Revenue Code.

(12) Related Party Transactions

The Company has entered into a Services Agreement with its affiliate, Investment Technology Group International Limited ("ITG International"), under which the Company and ITG International provide introductory brokerage and related services to each other.

The Company provides certain securities trading services, administrative services, and the use of certain office space to an affiliate, AlterNet Securities, Inc. ("AlterNet"), pursuant to a Services Agreement.

Pursuant to a Management and Administrative Services Agreement between the Company, the Parent and an affiliate, ITG Software Solutions, Inc. ("ITGSSI"), the Company provides management and administrative personnel services to assist ITGSSI in the conduct of its business.

Pursuant to an Intangible Property License Agreement with ITGSSI, the Company pays ITGSSI license fees for the use of its technology.

The Company has entered into an Agreement for Sharing Research and Development Costs with its affiliates, ITG Australia Holdings Pty. Ltd. ("ITG Australia") and ITG International, under which the cost to develop certain technological intangibles is shared.

The Parent has entered into lease agreements with third parties related to the office space used to conduct the business of the Company and its affiliate. The minimum future rental commitment under non-cancelable operating leases related to the Company expire at various dates through 2014 and amount to $37,208.

The Company had previously entered into loan agreements with its affiliates ITG International, ITG Australia and ITG Global Trading Incorporated ("ITGGT"). The loans to ITG International and ITG Australia Holdings bear interest at the applicable federal rate ("AFR") in effect at the time the loans were made and were scheduled to mature on January 31, 2007. The ITGGT loan bears interest at LIBOR plus 0.75%, and had no stated maturity date. These loans were fully paid back during the year.

In the normal course of business, the Company disburses cash for purchases made by the Parent and other affiliates. This activity is reflected in due from Parent and affiliates in the accompanying Consolidated Statement of Financial Condition. At December 31, 2006 the amount due from Parent was $60,607.

The Company entered into a services agreement with Investment Technology Group Limited ("ITGLTD"), in which ITGLTD provides services to the Company in connection with a disaster recovery services contract.

The Company entered into a services agreement with ITG Execution Services, Inc. ("ITGXSV"), in which ITGXSV provides services to the Company in connection with floor brokerage executions.

(Dollars in thousands, unless otherwise stated)

The Company provides certain management services, administrative services, and the use of certain office space to an affiliate, ITG Global Production, Inc. ("ITGGPI"), pursuant to a Services Agreement.

The Company entered into a services agreement with ITGGPI, in which ITGGPI provides services to the Company in connection with the production data center and manages the disaster recovery services contract.

The Company entered into a services agreement with Blackwatch Brokerage Inc. ("BLBRK"), in which BLBRK provides services to the Company in connection with transaction processing.

The Company entered into a services agreement with The Macgregor Group, Inc. ("MACGGI"), in which MACGGI provides services to the Company in connection with broker connectivity.

During the year ended December 31, 2006, the Company paid non-cash dividends of $468 in the form of a transfer of its analytical and research products business (the "APR business") to the Parent. The Parent subsequently contributed the APR business to an affiliate, ITG Solutions Network, Inc. The Company paid cash dividends of $20,000 to the Parent.

(13) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counter party or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect upon the Company's Consolidated Statement of Financial Condition. It is also the Company's policy to review, as necessary, the credit worthiness of each counter party and customer.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, securities owned, at fair value and receivables from brokers, dealers and other. Cash and cash equivalents and securities owned, at fair value are deposited with high credit quality financial institutions.

(14) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2006, the Company had net capital of approximately $106,562, which was approximately $106,312 in excess of required net capital of $250.

(15) Consolidated Subsidiary

The Consolidated Statement of Financial Condition has been prepared on the basis of U.S. GAAP and differs in certain respects from accounting practices prescribed by the SEC's general instructions to Form X-17A-5. Under the SEC's general instructions, certain subsidiaries may not be consolidated.

A reconciliation of amounts reported in the Consolidated Statement of Financial Condition to amounts reported by the Company on Form X-17A-5 as of December 31, 2006, filed with NASD on January 26, 2007, is presented as follows:

ITG INC. AND SUBSIDIARY

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Notes to Consolidated Statement of Financial Condition

(Dollars in thousands, unless otherwise stated)

	Form X-17A-5 Part II	Additional Subsidiary Consolidated	Reclassifications and Eliminations	Consolidated Statement of Financial Condition
Assets				
Cash and cash equivalents	$ —	$ —	$ 201,885	$ 201,885
Cash restricted or segregated under regulations and other	2,656	—		2,656
Securities owned, at fair value	208,242	—	(201,885)	6,357
Receivables from brokers, dealers and other, net	23,211	—	7,266	30,477
Goodwill	—	83,738	—	83,738
Other intangibles, net of amortization of $742	—	8,669	—	8,669
Due from Parent and affiliates	155,454	4,075	(93,143)	66,386
Deferred tax assets	—	(3,986)	17,551	13,565
Other assets	28,318	—	(24,182)	4,136
Total assets	$ 417,881	$ 92,496	$ (92,508)	$ 417,869
Liabilities				
Accounts payable and accrued expenses	107,148	—	(7,230)	99,918
Payables to brokers, dealers and other	7,447	—	—	7,447
Securities sold, not yet purchased, at fair value	131	—	—	131
Due to affiliates	—	—	7,218	7,218
Total liabilities	114,726	—	(12)	114,714
Stockholder's equity	303,155	92,496	(92,496)	303,155
Total liabilities and stockholder's equity	$ 417,881	$ 92,496	$ (92,508)	$ 417,869

END